

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Irene Oh
Executive Vice President and Chief Risk Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

      Re: East West Bancorp, Inc.
          Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023
          File No. 000-24939

Dear Irene Oh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance